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                              February 9, 2022

       Brian McFadden
       Chief Executive Officer
       Cryptyde, Inc.
       2009 9th Avenue North, Suite 220
       Safety Harbor, Florida 34695

                                                        Re: Cryptyde, Inc.
                                                            Amendment No. 1 to
Form 10
                                                            Filed January 25,
2022
                                                            File No. 001-41033

       Dear Mr. McFadden:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12B/A filed January 25, 2022

       Our Company, page 11

   1. We note your response to comment 3, and reissue it in part. Please revise your disclosure here to make it clear
that your businesses have no or nominal revenue up to date, have no material commitments
for capital expenditures, and that you plan to fund them through future sales of equity.
       Risk Factors
       Our Restated Certificate of Incorporation, which we plan to have adopted prior to the
       Distribution, designates Delaware as the exclusive..., page 26

   2. While this risk factor heading relates to exclusive forum, the body of this risk factor does not discuss exclusive
forum but instead discusses anti-takeover provisions. Please revise the heading or risk
factor accordingly.
 Brian McFadden
Cryptyde, Inc.
February 9, 2022
Page 2
Business, page 56

3. We note your response to comment 12. Please provide the information required by Item
         101(h)(4)(v) of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-11

4. We note the presentation changes made to the statements of cash flows. Please tell us how your auditor determined it was unnecessary to provide an updated audit report.
         Alternatively, please amend your filing to include an updated audit report. Please refer to
         PCAOB AS 3110 and AS 4101.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at
(202) 551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Anne Parker at (202) 551-3611 with any other questions.



FirstName LastNameBrian McFadden                              Sincerely,
Comapany NameCryptyde, Inc.
                                                              Division of
Corporation Finance
February 9, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName